Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The “Company,” “Direct Digital,” “Direct Digital Holdings,” “DDH,” “we,” “us” and “our” refer to Direct Digital Holdings, Inc. The following description summarizes the material terms and provisions of the registered securities of Direct Digital Holdings, Inc. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation (“certificate of incorporation”) and our Amended and Restated Bylaws (“bylaws”), each as amended from time to time, and to the provisions of applicable Delaware law.

Common Stock

We are authorized to issue 760,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share.

Class A Common Stock

Voting Rights

Holders of our Class A Common Stock are entitled to cast one vote per share. Holders of our Class A Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A Common Stock, Class B Common Stock and the Series A Convertible Preferred Stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A Common Stock, Class B Common Stock and the Series A Convertible Preferred Stock, voting together as a single class.

Dividend Rights

Any dividend or distribution paid or payable to the holders of shares of Class A Common Stock shall be paid pro rata, on an equal priority, pari passu basis; provided, however, that if a dividend or distribution is paid in the form of Class A Common Stock (or rights to acquire shares of Class A Common Stock), then the holders of the Class A Common Stock shall receive Class A Common Stock (or rights to acquire shares of Class A Common Stock).

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of redeemable convertible preferred stock that

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may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A Common Stock, unless different treatment is approved by the majority of the voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.

Other Matters

No shares of Class A Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Class A Common Stock. Holders of shares of our Class A Common Stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock.

Class B Common Stock

Issuance of Class B Common Stock with LLC Units

Shares of Class B Common Stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of economic nonvoting common units of Direct Digital Holdings, LLC (“LLC Units”) held by Direct Digital Management, LLC (“DDM LLC”) and the number of shares of Class B Common Stock issued to DDM LLC. Shares of Class B Common Stock are transferable only together with an equal number of LLC Units. Shares of Class B Common Stock will be cancelled on a one-for-one basis if we, at the election of DDM LLC, redeem or exchange their LLC Units pursuant to the terms of the Amended and Restated Limited Liability Agreement of DDH LLC, dated February 15, 2022, by and between us and DDM (the “DDH LLC Agreement”).

Voting Rights

Holders of Class B Common Stock are entitled to cast one vote per share, with the number of shares of Class B Common Stock held by DDM LLC being equivalent to the number of nonvoting LLC Units held by DDM LLC. Holders of our Class B Common Stock are not entitled to cumulate their votes in the election of directors. The voting power afforded to DDM LLC by its shares of Class B Common Stock will be automatically and correspondingly reduced as it redeems its LLC Units because an equal number of their shares of Class B Common Stock will be cancelled.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A Common Stock, Class B Common Stock and Series A Convertible Preferred Stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A Common Stock, Class B Common Stock and Series A Convertible Preferred Stock, voting together as a single class. There will be a separate vote of the Class B Common Stock in the following circumstances:

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•if we amend, alter or repeal any provision of the certificate of incorporation or the bylaws in a manner that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or restrictions of the Class B Common Stock;
•if we reclassify any outstanding shares of Class A Common Stock into shares having rights as to dividends or liquidation that are senior to the Class B Common Stock or, in the case of Class A Common Stock, the right to more than one vote for each share thereof; or
•if we authorize any shares of preferred stock with rights as to dividends or liquidation that are senior to the Class B Common Stock or the right to more than one vote for each share thereof.

Dividend Rights

The shares of Class B Common Stock have no economic rights. Holders of shares of our Class B Common Stock do not have any rights to receive dividends.

Liquidation Rights

On our liquidation, dissolution or winding up, holders of Class B Common Stock will not be entitled to receive any distribution of our assets.

Transfers

Pursuant to the DDH LLC Agreement, each holder of Class B Common Stock agrees that:
•the holder will not transfer any shares of Class B Common Stock to any person unless the holder transfers an equal number of LLC Units to the same person; and
•in the event the holder transfers any LLC Units to any person, the holder will transfer an equal number of shares of Class B Common Stock to the same person.

Other Matters

No shares of Class B Common Stock have preemptive rights to purchase additional shares of Class B Common Stock. Holders of shares of our Class B Common Stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class B Common Stock.

Preferred Stock

Our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of “blank check” preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further

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vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and might adversely affect the market price of our Class A Common Stock and the voting and other rights of the holders of our Class A Common Stock. We have no current plan to issue any shares of preferred stock.

Series A Convertible Preferred Stock

On October 15, 2025, the Company filed the Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock (the “A&R Certificate of Designation”) with the Secretary of State of the State of Delaware, which amended and restated in its entirety the Certificate of Designation establishing the Series A Convertible Preferred Stock, filed on August 8, 2025. The A&R Certificate of Designation sets forth the rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock. Capitalized terms not otherwise defined in this item shall have the meanings given to such terms in the A&R Certificate of Designation.

The following is a summary of key terms of the Series A Preferred Stock, as amended by the A&R Certificate of Designation:

Designation and Amount. The number of shares initially designated as Series A Preferred Stock was 25,000. Under the A&R Certificate of Designation, the number of shares designated as Series A Preferred Stock was increased by 10,000 to a total of 35,000 shares of Series A Preferred Stock. The Series A Preferred Stock have a stated face value of $1,000 per share of Series A Preferred Stock (the “Conversion Value”), which shall be increased for any accrued and unpaid dividends.

Dividends. The 25,000 shares of Series A Preferred Stock issued prior to October 14, 2025 carry a cumulative Dividend, compounded monthly on the last day of each calendar month (each such date, a “Dividend Payment Date”) at a dividend rate of ten percent (10%) per annum (the “Dividend Rate”). From and after the Issuance Date of such a share of Series A Preferred Stock until January 31, 2026 (the “Full Cash Dividend Date”), cumulative dividends will accrue, whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the Dividend Rate per share of Series A Preferred Stock based on the sum of (i) the Conversion Value thereof plus, (ii) once compounded, any Compounded Dividends (as defined below) thereon (the Conversion Value plus any such accumulated but unpaid Compounded Dividends, the “Accumulated Conversion Value”).

From and after the Issuance Date of the 10,000 shares of Series A Preferred Stock issued on or after October 14, 2025 until the Full Cash Dividend Date, cumulative Dividends on each such share of Series A Preferred Stock shall accrue, whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the Dividend Rate per share of Series

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A Preferred Stock, based on the Accumulated Conversion Value, and the Company shall pay at least 50% of such accrued Dividends in cash out of funds legally available therefor to the maximum extent not prohibited by the Delaware General Corporation Law (the “DGCL”), on a monthly basis on the last day of each calendar month. All accrued Dividends on any such shares of Series A Preferred Stock shall, unless paid in cash pursuant to this paragraph or the immediately following paragraph, compound monthly on the last day of each calendar month.

On and after the Full Cash Dividend Date, the Company shall make each dividend payment in cash out of funds legally available therefor to the maximum extent not prohibited by the DGCL, on the Series A Preferred Stock monthly on the applicable Dividend Payment Date at the applicable Dividend Rate. All Dividends that the Company does not pay in cash when due shall compound monthly on the last day of each calendar month and shall be added to the then current Accumulated Conversion Value (“Compounded Dividends”).

Ranking. The Series A Preferred Stock will be senior to the Company’s Class A Common Stock, Class B Common Stock and all other series or classes of stock and equity securities of the Company that do not expressly rank senior to, or that are not pari passu with, the Series A Preferred Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Voting Right and Protective Provisions: Subject to certain limitations described in the A&R Certificate of Designation, the Series A Preferred Stock is voting stock. Holders of the Series A Preferred Stock are entitled to vote together with the Common Stock on an as-if-converted-to-Common-Stock basis. Holders of Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Accordingly, holders of Series A Preferred Stock will be entitled to one vote for each whole share of Common Stock into which their Series A Preferred Stock is then-convertible on all matters submitted to a vote of stockholders of the Company.

In addition, the A&R Certificate of Designation provides for certain protective provisions for Holders of Series A Preferred Stock, which apply at any time when at least 12,525 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding.

The Company shall not effect any of the following acts or transactions (the “Specified Actions”) without the written consent or affirmative vote of the Holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class (the “Requisite Holders”):

•amend, alter, repeal or otherwise modify any provision of the Company’s Certificate of Incorporation, the A&R Certificate of Designation or the Bylaws in a manner that would alter or change (A) the terms or the powers, preferences, rights or privileges of the shares of Series A Preferred Stock so as to affect such terms, powers, preferences, rights or privileges adversely, or (B) any definition of Independent Director, any provision

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requiring appointment or election of an Independent Director or any provision requiring the approval of an Independent Director;
•authorize, create, or issue any class or series of preferred stock having rights senior to or that are pari passu with the Series A Preferred Stock, unless the proceeds from the authorization, creation and/or issuance of such preferred stock are used to fully redeem all outstanding shares of Series A Preferred Stock in a Corporation Redemption;
•redeem, repurchase or pay dividends on any securities ranking junior to the Series A Preferred Stock (“Junior Securities”), other than (A) repurchases of shares of Common Stock or other Junior Securities pursuant to any employment agreements, consultant agreements, or plans, (B) redemptions of, or dividends or distributions on, the Series A Preferred Stock, as expressly authorized herein, and (C) dividends or other distributions payable on Common Stock solely in the form of additional shares of Common Stock;
•increase or decrease the authorized number of shares of Series A Preferred Stock or issue additional shares of Series A Preferred Stock after the Issuance Date;
•adopt any plan of liquidation or dissolution;
•enter into an agreement to effectuate or consummate any Deemed Liquidation Event if the Holders of shares of Series A Preferred Stock would receive in such Deemed Liquidation Event an amount per share of Series A Preferred Stock that is less than the Series A Liquidation Amount; or
•increase or decrease the number of directors on the Board of Directors of the Company.

Conversion. At the option of the Holder thereof, each share of Series A Preferred Stock shall be convertible into the number of Conversion Shares equal to the Accumulated Conversion Value divided by $137.50 per share of Class A Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization), rounded down to the nearest whole share.

Beneficial Ownership Limitation. The Company will not effect any conversion of the Series A Preferred Stock, and a Holder shall not have the right to convert any portion of the Series A Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon conversion of Series A Preferred Stock held by the applicable Holder.

Liquidation. In the event of any Liquidation, the Holders of shares of Series A Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the Holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or the other proceeds available for distribution to stockholders, before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount per share equal to three times (3.00x) the Accumulated Conversion Value thereof (hereinafter referred to as the “Series A Liquidation Amount”). If upon any such Liquidation, the assets of the Company available for

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distribution to its stockholders shall be insufficient to pay the Holders of shares of Series A Preferred Stock the full Series A Liquidation Amount thereof, the Holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment in full of all Series A Liquidation Amount and all other amounts due to holders of shares of any class of stock that is pari passu with the Series A Preferred Stock, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the Holders of shares of Series A Preferred Stock pursuant to the immediately preceding paragraph or to holders of any shares of any class of stock that is pari passu with the Series A Preferred Stock, shall be distributed among the holders of shares of Common Stock and any other Junior Securities, pro rata based on the number of shares held by each such holder (or in accordance with the provisions set forth in the applicable certificate of designation for any class or series of Junior Securities, as applicable).

Redemption. The Company shall have the right, but not the obligation, to redeem, from time to time, out of funds legally available therefor, all or any portion of the then outstanding shares of Series A Preferred Stock (a “Corporation Redemption”), at any time following the Issuance Date for a price per share of Series A Preferred Stock equal to its Series A Liquidation Amount (the “Corporation Redemption Price”). Any such Corporation Redemption shall occur not less than twenty (20) days and not more than sixty (60) days following circulation by the Company of a written election notice thereof (the “Corporation Redemption Notice”) from the Company. Following the notice period required by the Corporation Redemption Notice, the Company shall redeem all, or in the case of an election to redeem less than all of the shares of Series A Preferred Stock, the same pro rata portion of each such Holder’s shares of Series A Preferred Stock redeemed pursuant to this paragraph. In exchange for the surrender to the Company by the respective Holders of shares of Series A Preferred Stock of their certificate or certificates, if any, or an affidavit of loss, representing such shares of Series A Preferred Stock on or after the applicable Corporation Redemption Date, the Corporation Redemption Price for the shares of Series A Preferred Stock being redeemed shall be payable in cash by the Company in immediately available funds to the respective Holders of the Series A Preferred Stock, except to the extent prohibited by applicable Delaware law. Notwithstanding anything to the contrary contained in the A&R Certificate of Designation, each Holder of shares of Series A Preferred Stock shall have the right to elect, prior to the Corporation Redemption Date, to exercise such Holder’s conversion rights with respect to its Series A Preferred Stock, if any.

Independent Director. The A&R Certificate of Designation provides that, for so long as any Series A Preferred Stock remains outstanding, (i) the Company shall nominate and use best efforts to cause to be elected an Independent Director (as defined in the A&R Certificate of Incorporation) to its Board of Directors and (ii) the Company shall not take any of the Specified Actions described above or file or consent to any petition for bankruptcy unless the same has been unanimously approved by the Board of Directors, including the Independent Director. Additionally, by no later than January 30, 2026 (unless extended by the Company with consent

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of the Requisite Holders), the Company shall increase the size of its Board of Directors by one seat and thereafter fill the resulting vacancy with an Independent Director.

Waiver by Requisite Holders. Notwithstanding any provision in the A&R Certificate of Designation to the contrary, any provision contained in the A&R Certificate of Designation and any right of the Holders of Series A Preferred Stock granted thereunder may be waived or amended, subject to agreement with the Company as required, as to all shares of Series A Preferred Stock (and the Holders thereof) upon the written consent of the Requisite Holders, unless a higher percentage is required by any mandatory provision of the DGCL, in which case the written consent of the Holders of not less than such higher percentage shall be required.

Unit Purchase Option

In connection with our initial public offering consummated in February 2022 (the “IPO”), we sold to the representatives of the underwriters a unit purchase option to purchase 5% of the total number of units sold in the IPO (including 5% of any securities sold upon the underwriters’ exercise of the over-allotment option). The unit purchase option has an exercise price equal to 120% of the price per unit in the IPO or, in the event of the purchase of an uneven number of shares of Class A Common Stock or warrants pursuant to the over-allotment option, at 120% of the IPO price per share or per warrant, as applicable, subject to standard anti-dilution adjustments for share splits and similar transactions. The unit purchase option became exercisable upon issuance at any time, and from time to time, in whole or in part, during the period commencing 180 days from the commencement of sales in the IPO, and expiring five years from the commencement of sales in the IPO. The unit purchase option is also exercisable on a cashless basis. The unit purchase option has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). Except as permitted by Rule 5110(e)(1), the underwriters (or permitted assignees under the Rule) were not permitted to sell, transfer, assign, pledge, or hypothecate the unit purchase option or the securities underlying the unit purchase option, nor will any of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the commencement of the IPO.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of Direct Digital. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include certain provisions that:
•permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•provide that, after a removal for cause, vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•prohibit cumulative voting in the election of directors;

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•require the affirmative vote of the holders of 66 2/3% of the voting power of our outstanding common stock to amend certain provisions of our certificate of incorporation and bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•restrict the forum for certain litigation against us to Delaware or federal courts;
•permit our board of directors to alter our bylaws without obtaining stockholder approval; and
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we are subject to Section 203 of the DCGL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time without the approval of our board of directors. In addition, our credit facility includes, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to us, which also could discourage, delay or prevent a business combination transaction.

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